TYPE                     CORRESP
FILER
     FILER-CIK           0000838877
     FILER-CCC           XXXXXXXX
FILER
SUBMISSION-CONTACT
     CONTACT-NAME        Denise Burton
     CONTACT-PHONE       44 (0)20 8877 5195
SUBMISSION-CONTACT
NOTIFY-INTERNET          dburton@tomkins.co.uk
RETURN-COPY              NO





Michael Fay Esq
Branch Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
                                                              September 2, 2005




 Re:      Tomkins plc ("the Company")
          Form 20-F for the year ended January 1, 2005
          File No. 001-13634
          Filed June 28, 2005

Dear Mr Fay

I am pleased to submit the Company's responses to the Staff's comments on its Annual Report on Form 20-F for the year ended January 1, 2005 (the "2004 Annual Report"), as set out in your letter to our Chief Executive Officer, James Nicol, dated July 25, 2005. The Company does not intend to file an amended 2004 Annual Report to reflect its responses to the Staff's comments, but will reflect them as appropriate, in its future Annual Reports on Form 20-F ("Future Annual Reports"), beginning with its Annual Report for the year ending December 31, 2005.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter and we have repeated the comments set forth in the comment letter.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

1. We note that the amount of comprehensive income differs materially from net income in each period, as significant amounts are recognized for the minimum pension liability and exchange translation adjustments. In accordance with the guidance in paragraph 14 of FAS130, please disclose a total amount of comprehensive income in the consolidated statement of changes in stockholders' equity.

         All components of comprehensive income have been disclosed in each period in accordance with paragraph 14 of FAS130: however, the sub-total erroneously includes items that do not form part of comprehensive income. We will present a separate total amount of comprehensive income for all periods presented, in Future Annual Reports.


Note 2 - Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

2. We note your use of the percentage of completion method of accounting for long-term contracts. Please tell us how significant the revenues are under this method of accounting. In addition, tell us why you have not provided the additional disclosures required for long-term contract accounting under SOP81-1. Examples of such disclosures might include the method of measuring the extent of progress toward completion, the criteria used to determine substantial completion, and the effect of significant revisions in contract estimates. For additional guidance, you may also refer to Accounting Research Bulletin 45 (ARB45). In addition, please provide the disclosures required by Rule 5-02(3) (c) of Regulation S-X for receivables due under long-term contracts.


         Long-term contracts arise only in the Group's materials handling businesses. Revenue recognized on long-term contracts was as follows:

                                                                                                   Percent of
                                                  (1) Continuing   (2) Discontinued                     Group
                                                      operations         operations        Total      revenue
                                                       $ million          $ million    $ million
        ------------------------------------------------------------------------------------------------------

        Year ended January 1, 2005                         118.0               31.5        149.5         2.7%
        Year ended January 3, 2004                          96.0               68.8        164.8         3.2%
        Eight months ended December 31, 2002                44.9               47.8         92.7         2.9%
        Year ended April 30, 2002                          114.9               85.9        200.8         4.2%
        ------------------------------------------------------------------------------------------------------

         (1) Dearborn (see response to Question 5 below)
         (2) Mayfran International Inc. and Unified Industries Inc. sold in fiscal 2004 (see Note 4 on page F-11)

        Management did not include the disclosures referred to by the Staff in the 2004 Annual Report because, as illustrated by the table above, it does not regard these businesses as significant in the context of the Company's consolidated financial statements.

        In Future Annual Reports the Company will continue to consider the significance of long-term contracts to its business and will provide the additional disclosures if appropriate.


Product warranties, page F-9

3. Your accounting policy solely describes product warranties with no policy or discussion on product recalls and its associated liability. Along with original equipment automotive manufacturers and others, it would appear that the company may also incur liability on product recalls. In this regard, we note that some companies accrue a liability for product recalls at the date of sale, while others accrue a liability when the recall is announced. It is presumed that these two alternatives arise as the guidance in paragraph 26 of FAS5 provides views on whether it is probable claims will arise and such amount is reasonably estimable (e.g. depending on a company's experience of other information that enables one to make a reasonable estimate before a recall is announced). Please provide appropriate disclosure and tell us your accounting treatment in this area.

         Product recalls rarely occur within our businesses. Since there is no regular or recurring pattern of recalls, management considers that the cost of unspecified future product recalls cannot be reasonably estimated. Accordingly, in accordance with paragraph 8 of FAS5, no provision is recognized in respect of unspecified future product recalls, but a provision would be recognized if management considered it probable that it would be necessary to recall a specific product and the amount could be reasonably estimated.

         In the light of the Company's rare experience of product recalls, management does not consider that the Company's accounting policy towards product them is significant and, therefore, did not include the policy in Note 2 on pages F-7 to F-9 of the Company's 2004 Annual Report.


Minority interest, page F-8

     4. It is not clear from your disclosure of minority interests why your 60% ownership interest in Ideal International SA is considered a minority interest in your financial statements. Please explain your accounting treatment for Ideal International SA.

         We regret that the disclosure under item (xiv) Minority interests on page F-8 is incorrect. The last two lines of the note were included in error and also incorrectly stated our ownership interest in Ideal International SA at 60% rather than 40%.

         Ideal International SA and Schrader Duncan Limited are accounted for appropriately as non-controlled affiliates, the Company's accounting policy for which is disclosed on page F-7, under "(i) Basis of consolidation"


Note 4 - Acquisitions and disposals, page F-11

     5. Please disclose the facts and circumstances that led to your decision not to discontinue/sell Dearborn Mid-West Conveyor Company. In addition, you should disclose the effect on the results of operations for the current and prior periods presented. For guidance, refer to FAS144, paragraph 48.

         Having considered the guidance in paragraph 30 of FAS 144, Dearborn Mid-West Conveyor Company ("Dearborn") was first classified as held for sale during the third quarter of fiscal 2003. Although the operations of Dearborn were not significant in the context of the consolidated financial statements of the Company, it was one of a number of businesses that met the requirements to be classified as a discontinued operation and accordingly it was also classified as a discontinued operation.

         The Company had an active program to sell Dearborn for over a year and was in negotiations with a specific buyer during that time. However, the company was unable to secure a sale at a price that management considered close to the fair value of the business. Consequently, during the final quarter of fiscal 2004, management decided to withdraw Dearborn from active sale.

         Management did not include the disclosures required by FAS 144 paragraph 48 because it did not regard the reclassification as significant in the context of the Company's consolidated financial statements as demonstrated by the numbers below.




                                                   Percent  Eight months      Percent                  Percent
                                    Year ended    of Group         ended     of Group   Year ended    of Group
                                    January 3,  continuing   December 31,  continuing    April 30,  continuing
                                          2004  operations           2002  operations         2002  operations
                                     $ million                  $ million                $ million
         ------------------------------------------------------------------------------------------------------

                                        103.0        2.1 %          49.6        1.7 %       120.7         2.8%
         Net sales
         ------------------------------------------------------------------------------------------------------

         Operating income                 4.1        1.1 %          (6.4)      (3.3)%        (2.6)      (0.8)%
         ------------------------------------------------------------------------------------------------------

         Income/(loss) before
         taxes and minority
         interest                         4.1                       (6.4)                    (2.6)
         Income taxes                    (1.3)                       2.4                      0.9
         ------------------------------------------------------------------------------------------------------
         Income/(loss) from
         continuing operations            2.8                       (4.0)                    (1.7)
         ------------------------------------------------------------------------------------------------------



     6. Please provide additional explanation of the reasons underlying your reversal in fiscal 2003 of $55.4 million related to fiscal year 2000/01 provisions for disposal of operations and related warranties. In addition, confirm that the reversal was recorded in "Gain/(loss) on disposal of discontinued operations" in the consolidated statements of income.

         In July 2000, the Company entered into an agreement to sell its UK Food Manufacturing business for a consideration of $1,653 million and, at that time, established a provision of $55.4 million in respect of representations and warranties given to the purchaser of the business. The warranties given were extensive, however the most significant related to taxation and environmental issues.

         Environmental claims could be made on Tomkins until; (i) 5 years from completion (August 31, 2000) in relation to compliance issues at any property or for claims under the environmental warranties; (ii)
         10 years from completion in relation to remedial issues; and (iii)
         15 years from completion in relation to former sites. The tax warranties and indemnities last for 6 years from completion.

         During 2001 and 2002 the UK tax authorities conducted a special investigation of the Company, a significant part of which related to the UK Food Manufacturing business that had been disposed of. This investigation was closed in fiscal 2003. Concurrently, management concluded that there was no other material amount that was likely to arise in respect of environmental and other tax issues for which representations and warranties had been provided to the purchaser. Accordingly, the entire provision was released in fiscal 2003.

         We confirm that the reversal of the provision was included in the $49.6 million gain on disposal of discontinued operations recognized in fiscal 2003.

Note 6 - Income Taxes page F-18

7. In view of the materiality on your results of operations, please provide significant expanded disclosure and explain the nature of amounts included in "Release of contingency" for fiscal 2004
         ($27.4 million) and fiscal 2003 ($147.9 million) in your reconciliation of income taxes at the UK statutory rates to the provision/(benefit) from income taxes in the consolidated statement of operations. You should discuss why management believed these tax provisions were appropriately recognized in prior periods for financial statement purposes and are now recognized (reversed) as a tax benefit.

         Management performs a review, at least annually, of tax return filing positions and ongoing examination by taxing authorities of all of its subsidiaries around the world. Where management believes, based on all facts and circumstances, that the Company has a contingent tax liability, a best estimate of the eventual liability is recorded.

         Release of contingency for Fiscal Year 2004:
         During the fiscal year 2004, the Company released a provision of $27.4million.This release was primarily the result of the expiration of the general statute of limitations for the fiscal years 1999, 2000 and 2001. The Company reached an agreement with the IRS that provided for a limited extension of the statute of limitations for fiscal 1999, 2000 and 2001 only with respect to one issue that was advancing to the "Fast Track Settlement" stage within the IRS. Management believed that this constituted a discrete event, and therefore, amounts previously accrued for exposures related to the fiscal years 1999, 2000 and 2001, other than the one open issue, were reversed.

         Release of contingency for Fiscal Year 2003 ($147m): Prior to 2003, management made its best estimate of the likely liability arising on a "portfolio" of known tax exposures. These tax exposures covered a large number of items with different likelihoods of occurrence. Management considered the overall amount of the provision as a proportion of the gross tax exposures with changes in the overall level of the provision recorded when there was a significant discrete event during the period. The most significant exposure arose because the Company did not record a substantial part of the benefit associated with certain tax attributes arising in multiple tax jurisdictions as a result of its international structure.

         In fiscal 2003, with the assistance of third party advisors, Tomkins undertook an extensive tax risk management study. This resulted in the adoption of a new framework by which the Company assessed all known individual tax exposures and provisions were made considering the likely outcome upon audit by the tax authorities. A substantial part of the release was attributable to management's reassessment of the Company's potential tax exposure in multiple tax jurisdictions relating to its overall international structure. Whilst UK tax legislation relevant to the assessment of the risk had changed in mid 2000 there had been uncertainty as to the interpretation of this legislation and its impact on the Group. It was not until fiscal
         2003 that management considered it appropriate to substantially reduce the provisions held in respect of its international operations and structure. The result of this detailed review was that the Company released tax provisions in fiscal 2003 of $147million.

         In Future Annual Reports the Company will provide additional disclosure, similar to the following, in respect of its provisioning policy and the "Release of contingency" in fiscal 2003 and fiscal 2004:

                "The Company has a reserve for taxes, disclosed within 'Taxes payable', that may become payable as a result of audits in future periods with respect to previously filed tax returns. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes the reserves based upon factors such as management's assessment of exposure associated with permanent tax differences, tax credits, and interest expense applied to temporary difference adjustments. The tax reserves are analyzed periodically
                (at least annually) and adjustments are made as events occur to warrant adjustment to the reserve. For example, if the statutory period for assessing tax on a given tax return or period lapses, the reserve associated with that period will be reduced. In addition, the adjustment to the reserve will reflect additional exposure based on current calculations. Similarly, if tax authorities provide administrative guidance or a decision is rendered in the courts, appropriate adjustments will be made to the tax reserve.

                In fiscal 2003 following an extensive tax risk management study the Company implemented a new methodology to estimate its provision for tax uncertainties. The principal change from the methodology used in prior periods was that the provision recorded was not assessed against a "portfolio" of tax exposures but instead provisions for tax contingencies were made on an item-by-item basis. This resulted in a reduction of the Company's estimate for tax uncertainties of $147.9 million, which was released to the statement of operations during the period.

                In fiscal 2004 the Company reached an agreement with the IRS with respect to the examination of the tax returns of one of its subsidiaries for fiscal years 1999, 2000 and 2001. As a result provisions of $27.4 million were no longer considered probable and were released to the statement of operations during the period."

         The description of our approach to establishing our reserve for taxes above is based upon current accounting requirements and therefore may need to be modified depending upon the outcome of the FASB's Exposure Draft on uncertain tax positions.


Note 13 - Stock Based Compensation, page F-22
     8. Please disclose in future filings whether certain performance conditions have been met for the Tomkins Executive Share Option Schemes No. 2, No. 3 and No. 4 and the Ongoing Option for
         James Nicol.

         We note the Staff's comment and will provide the required information in future filings.


Acknowledgement
In connection with the Staff's comments on the Company's Annual Report on Form 20-F for the year ended January 1, 2005, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the Company's responses, please feel free to call either myself on +44 20 8877 5140, or Elizabeth Lewzey, Vice-President, Planning & Reporting, on +44 20 8877 5119.



Yours sincerely



Kenneth Lever
Chief Financial Officer


cc:      James Nicol
         Chief Executive Officer